14041539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COR Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Landmark Center, Suite 800
(No. and Street)

Omaha (City) NE (State) 68102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Sime +1 402 384 6148
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 08 2014
19 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Sime, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COR Clearing LLC, as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
TINA R. BRATETIC
My Comm. Exp. November 30, 2017

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Member's Equity.
- ☑ (f) Statement of Changes in Subordinated Borrowings.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (To be filed separately)
- ☑ (n) A copy of the Compliance Report. (To be filed seperately)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COR CLEARING

September 4, 2014

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Enclosed is the **manually signed** Report on Audits of Financial Condition as of June 30, 2014 and Supplemental Report on Internal Accounting Control for COR Clearing LLC. This report is filed in accordance with Rule 17a-5 (e) (3) as a **PUBLIC DOCUMENT**. The due date for the annual audited financial statement for COR Clearing LLC was extended upon approval from FINRA. A copy of the extension approval letter has also been enclosed.

Please feel free to contact me at (402) 384-6148 if you have any questions.

Sincerely,

Jeffrey N. Sime, CFO

Enclosure (1)

Financial Industry Regulatory Authority

August 29, 2014

Jeffrey Sime
Chief Financial Officer
COR Clearing, LLC
1200 Landmark Center, Suite 400
Omaha, NE 68102

RE: COR Clearing, LLC – Annual Audit Report for the Fiscal Year Ended June 30, 2014

Dear Mr. Sime:

In reply to your letter dated August 28, 2014, please be advised that your request for an extension of time in which to file the required annual audited financial report as of June 30, 2014 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension to September 15, 2014 is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before September 15, 2014 could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,

Paul Rosenberg
Principal Regulatory Coordinator

Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850
Fax: 240-386-5172

SEC Regional Office:
Denise Saxon, Assistant Regional Director
U.S. Securities and Exchange Commission
Byron G. Rogers Federal Building
1961 Stout Street, Suite 1700
Denver, CO 80294-1961

COR CLEARING

Compliance Report for the Period of June 1, 2014 through June 30, 2014

We as members of management of COR Clearing LLC, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers". We are also responsible for establishing and maintaining effective internal control over compliance with 17 C.F.R. § 240.17a-5. We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5. Based on this evaluation, we assert the following:

- We have established and maintained Internal Control Over Compliance (as defined below) with the Financial Responsibility Rules (as defined below) during the period of June 1, 2014 through June 30, 2014;

- The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective from June 1, 2014 to June 30, 2014;

- The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective as of the end of the most recent fiscal year ended June 30, 2014;

- The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended June 30, 2014; and

- The information the Company used to assert that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

For purposes of this assertion, Internal Control Over Compliance is defined as internal controls that have the objective of providing the broker-dealer with reasonable assurance that non-compliance with the financial responsibility rules will be prevented or detected on a timely basis. The Financial Responsibility Rules are defined as 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis.

September 4, 2014

Jeffrey Sime
Chief Financial Officer

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-1649
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
COR Clearing LLC
Omaha, Nebraska

We have examined COR Clearing LLC's (the "Company") statements, included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was effective during the period June 1, 2014 through June 30, 2014; (2) the Company's internal control over compliance was effective as of June 30, 2014; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of June 30, 2014; and (4) the information used to state that the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, the reserve requirements rule, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective during the period June 1, 2014 through June 30, 2014 and as of June 30, 2014; the Company complied with the net capital rule and reserve requirements rule as of June 30, 2014; and the information used to assert compliance with the net capital rule and reserve requirements rule as of June 30, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Deloitte & Touche LLP

September 4, 2014

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-1649
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Managers
COR Clearing LLC
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by COR Clearing LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. COR Clearing LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

September 4, 2014

Deloitte

COR Clearing LLC

(A Wholly Owned Subsidiary of COR Securities Holdings, Inc.)
(SEC I.D. No. 8-53595)

Statement of Financial Condition as of June 30, 2014
Independent Auditors' Report and
Independent Auditors' Supplemental
Report on Internal Control

COR Clearing LLC

(A Wholly Owned Subsidiary of COR Securities Holdings, Inc.)
(SEC I.D. No. 8-53595)

Statement of Financial Condition as of June 30, 2014
Independent Auditors' Report and
Independent Auditors' Supplemental
Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-1649
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
COR Clearing LLC
Omaha, Nebraska

We have audited the accompanying statement of financial condition of COR Clearing LLC (the "Company") as of June 30, 2014 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of COR Clearing LLC as of June 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

September 4, 2014

COR CLEARING LLC
(A Wholly Owned Subsidiary of COR Securities Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014

ASSETS	
CASH AND CASH EQUIVALENTS	$ 2,111,079
CASH SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS	194,819,536
DEPOSITS WITH CLEARING ORGANIZATIONS	7,636,451
SECURITIES OWNED — At fair value	3,140,382
RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS	14,836,148
RECEIVABLE FROM CUSTOMERS	169,079,577
SECURITIES BORROWED	28,564,751
SECURED DEMAND NOTE RECEIVABLE	5,000,000
NOTES RECEIVABLE	886,742
PROPERTY AND EQUIPMENT — Net of accumulated depreciation and amortization of $805,574	1,633,184
GOODWILL	17,754,395
OTHER ASSETS	4,129,576
TOTAL ASSETS	$ 449,591,821
LIABILITIES AND MEMBER'S EQUITY	
PAYABLE TO BANKS	$ 28,500,000
PAYABLE TO CUSTOMERS	284,229,902
SECURITIES LOANED	61,849,880
PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS	11,465,566
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	20,527,904
Total liabilities	406,573,252
SUBORDINATED BORROWINGS	5,000,000
MEMBER'S EQUITY	38,018,569
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 449,591,821

See notes to statement of financial condition.

1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

Basis of Presentation — COR Clearing LLC (the "Company") is a wholly-owned subsidiary of COR Securities Holdings, Inc. (the "Parent") and is headquartered in Omaha, Nebraska.

Nature of Operations — The Company is a securities broker-dealer and provides clearing services to other broker-dealers on a fully disclosed basis. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and the various securities exchanges in which it maintains membership.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase.

Cash Segregated in Compliance with Federal and Other Regulations — Cash segregated in compliance with federal regulations consist primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

Customer Transactions — Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Customer securities transactions are recorded on a settlement date basis in the statement of financial condition.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold not purchased that are readily marketable are valued at fair value based on quoted market prices and recorded on a trade date basis. Those that are not readily marketable are carried at fair value based on management's estimate of fair value. As of June 30, 2014, the Company had Securities Owned with a fair value of $1,499,767 on deposit with the Options Clearing Corporation (OCC) for option contracts written or purchased in customer accounts. The securities cannot be sold or repledged by the OCC.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in

an amount in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Property and Equipment — Property and equipment is recorded at cost less allowances for depreciation and amortization. Depreciation is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 7 years.

Income Taxes — The Company has elected, under the provision of the Internal Revenue Code, to be treated as a disregarded entity, under the entity classification domestic default rules. The income and losses of the Company pass through to the member who incurs the tax obligation or receives the tax benefit. The Company has determined that no material uncertain tax positions exist as of June 30, 2014. The Company's open tax years for federal and state income tax purposes are calendar years 2010 through 2013. It is the policy of the Company to recognize accrued interest and penalties related to uncertain tax positions, should any exist, in Accounts Payable and Accrued Liabilities.

Goodwill — The Company has goodwill recorded from a December 28, 2011 purchase transaction. The Company tests goodwill for impairment on an annual basis as of December 31 or when there is evidence that events or changes in circumstances indicate that the carry amount of the asset may not be recoverable. Recoverability of goodwill is measured using a discounted cash flow model and a guideline companies market multiple approach. The calculated fair value was substantially in excess of the current carrying value and there was no impairment recorded for the year ended June 30, 2014.

Recently Issued Accounting Pronouncements — In January 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. The amendments in the ASU clarified that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Accounting Standards Codification ("ASC") 815, *Derivatives and Hedging*, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The amendments were effective for fiscal years beginning on or after January 1, 2013.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014- 09 is effective for the Company in fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of the pending adoption of ASU 2014-09 on its financial statements.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following as of June 30, 2014:

Receivable:	
Brokers and dealers	$ 824,759
Clearing organizations	10,490,484
Securities failed to deliver	3,520,905
	$ 14,836,148
Payable:	
Brokers and dealers	$ 3,381,210
Clearing organizations	1,531,722
Securities failed to receive	6,552,634
	$ 11,465,566

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company does not have any Level 1 assets or liabilities.

Level 2 — Inputs are observable, either directly or indirectly, but do not qualify as Level 1 inputs. The Company's Level 2 assets and liabilities include: debt obligations of U.S. government and agencies and state and municipal obligations.

Level 3 — Inputs are unobservable inputs for the asset or liability and typically reflect the Company's assumptions that it believes market participants would use in pricing the asset or liability. This category includes unregistered equity securities.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the availability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

At June 30, 2014, the Company's assets measured at fair value consist of the following:

Assets:	**Level 1**	**Level 2**	**Level 3**	**Total**
Equities	$ -	$ -	$550,537	$ 550,537
State and Municipal obligations	-	1,090,078	-	1,090,078
U.S. Government and agency securities	-	1,499,767	-	1,499,767
Total assets at fair value	$ -	$2,589,845	$550,537	$3,140,382

For the year ended June 30, 2014, there were no transfers in or out of Level 1, 2, or 3.

The fair value of all other financial instruments reflected in the statement of financial condition (consisting of primarily receivables from and payables to brokers, dealers and clearing organizations and customers, securities borrowed and loaned, payables to banks, notes receivable, and subordinated borrowings) approximates the carrying value due to the short-term nature and pricing characteristics of the financial instruments.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2014:

Furniture and equipment	$ 2,054,113
Software	384,645
	2,438,758
Less accumulated depreciation and amortization	(805,574)
	$ 1,633,184

6. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain minimum net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On June 30, 2014, the Company had net capital of $20,299,494 which was $16,366,239 in excess of the required net capital requirement of $3,933,255. The Company's percentage of net capital to aggregate debit items was 10.3%. Under the alternate method, the Company may not repay subordinated debt, pay cash distributions, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At June 30, 2014, the Company had a deposit requirement of $180,404,904 and maintained a deposit of $185,999,983. On July 1, 2014, the Company made a withdrawal of $3,700,000.

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Brokers (PAB). At June 30, 2014, the Company had a deposit requirement of $7,757,100 and maintained a deposit of $8,819,553. On July 1, 2014, the Company made a withdrawal of $500,000.

7. OFFSETTING OF SECURITIES FINANCING AGREEMENTS

The Company enters into securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, cover short positions and customer securities lending. The Company manages credit exposure from certain transactions by entering into master securities lending agreements. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of a counterparty.

The following table presents information about the offsetting of these instruments and related collateral amounts as of June 30, 2014:

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments	Net Assets/ Liabilities
Assets:					
Securities borrowed	$ 28,564,751	$ -	$ 28,564,751	$ (28,564,751)	$ -
Liabilities:					
Securities loaned	$ 61,849,880	$ -	$ 61,849,880	$ (61,849,880)	$ -

8. BENEFIT PLANS

The Company has a 401(k) and profit sharing plan which is made available to all employees. Profit sharing contributions and matching 401(k) contributions are determined at the discretion of the Board of Managers.

9. PAYABLE TO BANKS

The Company has uncommitted secured lines of credit available for borrowing as needed. As of June 30, 2014, borrowings outstanding totaled $28,500,000. These credit facilities bear interest at rates based on the Federal Funds rate.

The Company has a $5,000,000 committed unsecured line of credit available for limited purpose borrowing. As of June 30, 2014, there was no balance outstanding. This credit facility bears interest at rates based on the Federal Funds rate.

10. SECURED DEMAND NOTE AND SUBORDINATED BORROWING

The secured demand note receivable, which is due July 10, 2015, is collateralized by cash of $5,000,000 and is with the same party that provided the Company $5,000,000 under a subordinated loan agreement. The borrowing bears interest payable at maturity at a rate of 8% and matures on July 10, 2015.

The borrowing was approved by FINRA as subordinated debt available in computing net capital under Rule 15c3-1. The debt is subordinated to the claims of general creditors and to the extent that the debt facility is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. FINRA requires more than three months advance notification of intent not to extend the maturity of a subordinated loan agreement.

11. COMMITMENTS AND CONTINGENCIES

The Company maintains various operating and capital leases, which expire at varying dates from November 2014 to June 2021. Capital leases of $1,050,558, net of $166,471 of accumulated depreciation, are included in the statement of financial condition.

Following is a schedule of the remaining lease payments:

Years Ending June 30	Operating Leases	Capital Leases
2015	$ 561,282	359,615
2016	419,969	359,615
2017	360,462	278,120
2018	360,462	109,228
2019	360,462	-
Thereafter	720,923	-
Total future minimum obligations	$2,783,560	1,106,578
Less: Interest		(56,020)
Present Value of Future Minimum Capital Lease Payments		1,050,558

The Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management is of the opinion that the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the ultimate outcome of these matters.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to

fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

As of June 30, 2014, non-customer and customer margin securities of approximately $237,838,785 and stock borrowings of approximately $28,564,751 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company utilized $61,849,880 of these available securities as collateral for securities loaned, $43,753,216 for bank loans, and $18,627,652 for OCC margin requirements.

The Company provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

13. SUBSEQUENT EVENTS

Subsequent events related to the statement of financial condition have been evaluated for recording and/or disclosure through the date the statement of financial condition was issued. The Company has determined that there are no material events that require adjustment to the recorded amounts or disclosures.